UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

Commission file number: 001-32635

BIRKS GROUP INC.

(Translation of Registrant’s name into English)

2020 Robert Bourassa

Suite 200

Montreal, Québec

Canada

H3A 2A5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE:

1.	RESIGNATION OF OFFICER

Birks Group Inc. (the “Company”) accepted the resignation of Mr. Pasquale (Pat) Di Lillo, who resigned from his position as Vice President and Chief Financial Officer to pursue personal interests, effective January 17, 2020. Mr. Di Lillo will receive certain compensation and benefits provided under his employment agreement, which is described in the Company’s Management Proxy Circular on Form 6-K filed on with the Securities and Exchange Commission on August 14, 2019.

2.	APPOINTMENT OF VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

On December 18, 2019, the Company entered into an employment agreement (the “Agreement”) with Ms. Katia Fontana. Effective January 13, 2020, Ms. Fontana will assume the role of the Company’s Vice President and Chief Financial Officer.

Ms. Fontana is a Chartered Professional Accountant, CA and has over 25 years of experience in finance and accounting, 14 years of which were spent in the retail industry. She was recently Chief Financial Officer at Avenir Global, a holding company for communications and public relations firms. Prior thereto, she was with Groupe Dynamite Inc., an apparel retailer, from 2004 to 2018 in various positions, including Chief Financial Officer, Vice President, Finance and Administration and Director, Finance and prior thereto she was at Deloitte Touche Tohmatsu, one of the Big 4 public accounting firms from 1993 to 2004. She holds a Bachelor of Business Administration from University of Québec at Montreal and a Chartered Professional Accountant Designation from l’Ordre des comptables professionnels agréés du Québec.

The Agreement provides Ms. Fontana with a base salary of CDN$300,000, a target annual cash bonus of 40% of her annual base salary for fiscal year 2021 and thereafter and other health and retirement contribution benefits. In the event that Ms. Fontana is terminated without “cause” or resigns for “good reason,” as these terms are defined in the Agreement, the Agreement provides that Ms. Fontana will receive (i) any earned and accrued but unpaid base salary, (ii) up to six months of salary continuation in lieu of further salary or severance payments, which may be increased by one additional month after two years of service for each additional year of service thereafter up to a maximum of twelve months after eight years of service, (iii) certain health benefits for the period that the severance will be payable in (ii), and (iv) and an average annual bonus payable over the period that the severance will be payable in (ii). Ms. Fontana is prohibited from competing with the Company during her employment and for a period of twelve months thereafter.

In addition, there are no family relationships between Ms. Fontana and any director or other executive officer of the Company and there are no related party transactions between the Company and Ms. Fontana.

CONTENTS:

The following document of the Registrant is submitted herewith:

99.1	Press Release dated December 19, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS GROUP INC.
(Registrant)

	By:	/s/ Miranda Melfi
Miranda Melfi
Date: December 19, 2019		Vice President, Human Resources, Chief Legal Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Press release dated December 19, 2019.